UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

American Outdoor Brands, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

02875D109

(CUSIP Number)

VOSS CAPITAL, LLC 3773 Richmond Avenue, Suite 500 Houston, Texas 77046 (281) 770-0379	TT INVESTIMENTOS LTDA. Av General San Martin 1002 Sl 301b Leblon, Rio de Janeiro, RJ, Brazil +55 (21) 3030-7560

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 18, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02875D109

1	NAME OF REPORTING PERSON

VOSS VALUE MASTER FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		311,136
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

311,136
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

311,136
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 02875D109

1	NAME OF REPORTING PERSON

VOSS VALUE-ORIENTED SPECIAL SITUATION FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		75,762
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

75,762
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

75,762
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 02875D109

1	NAME OF REPORTING PERSON

VOSS ADVISORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		386,898
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

386,898
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

386,898
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 02875D109

1	NAME OF REPORTING PERSON

VOSS CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		564,756
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

564,756
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

564,756
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 02875D109

1	NAME OF REPORTING PERSON

TRAVIS W. COCKE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		564,756
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

564,756
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

564,756
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 02875D109

1	NAME OF REPORTING PERSON

TT GLOBAL EQUITIES FIA IE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BRAZIL
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		89,189
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

89,189
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

89,189
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 02875D109

1	NAME OF REPORTING PERSON

TT GLOBAL EQUITIES
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		321,618
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

321,618
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

321,618
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%
14	TYPE OF REPORTING PERSON

OO

8

CUSIP No. 02875D109

1	NAME OF REPORTING PERSON

TT INVESTIMENTOS LTDA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BRAZIL
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		410,807
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

410,807
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

410,807
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%
14	TYPE OF REPORTING PERSON

OO

9

CUSIP No. 02875D109

1	NAME OF REPORTING PERSON

ANTONIO FRAGA BAER BAHIA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BRAZIL
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		410,807
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

410,807
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

410,807
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP No. 02875D109

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.001 per share (the “Shares”), of American Outdoor Brands, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1800 North Route Z, Suite A, Columbia, Missouri 65202.

Item 2.	Identity and Background.
(a)	This statement is filed by:
(i)	Voss Value Master Fund, L.P., a Cayman Islands limited partnership, (“Voss Value Master Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Voss Value-Oriented Special Situation Fund, L.P., a Delaware limited partnership (“Voss Value-Oriented Special Situations Fund”), with respect to the Shares directly and beneficially owned by it;

(iii)	Voss Advisors GP, LLC, a Texas limited liability company (“Voss GP”), as the general partner of Voss Value Master Fund and Voss Value-Oriented Special Situations Fund;

(iv)	Voss Capital, LLC, a Texas limited liability company (“Voss Capital”), as the investment manager of Voss Value Master Fund, Voss Value-Oriented Special Situations Fund and certain separately managed accounts (the “Voss Managed Accounts”);

(v)	Travis W. Cocke, as the managing member of Voss Capital and Voss GP;

(vi)	TT Global Equities FIA IE, a fund duly organized in Brazil (“TT Global Equities FIA”), with respect to the Shares directly and beneficially owned by it;

(vii)	TT Global Equities, a fund duly organized in the Cayman Islands (“TT Global Equities”), with respect to the Shares directly and beneficially owned by it;

(viii)	TT Investimentos Ltda, a sociedad limitada organized under the laws of the Republic of Brazil (“TT Investimentos”), as the sole investment advisor of TT Global Equities FIA and TT Global Equities; and

(ix)	Antonio Fraga Baer Bahia, as the principal manager of TT Investimentos.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Group Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of TT Investimentos. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

11

CUSIP No. 02875D109

(b)       The address of the principal office of each of Voss Value Master Fund, Voss Value-Oriented Special Situations Fund, Voss GP, Voss Capital and Mr. Cocke is 3773 Richmond, Suite 500, Houston, Texas 77046. The address of the principal office of each of TT Investimentos, TT Global Equities FIA and Mr. Bahia is Av General San Martin 1002 Sl 301b, Leblon, Rio de Janeiro, RJ, Brazil. The address of the principal office of TT Global is 190 Elgin Avenue, George Town, KY1-9005, Cayman Islands.

(c)       The principal business of each of Voss Value Master Fund and Voss Value-Oriented Special Situations Fund is investing in securities. The principal business of Voss GP is serving as the general partner of each of Voss Value Master Fund and Voss Value-Oriented Special Situations Fund. The principal business of Voss Capital is serving as the investment manager of each of Voss Value Master Fund, Voss Value-Oriented Special Situations Fund and the Voss Managed Accounts. Mr. Cocke serves as the managing member of each of Voss Capital and Voss GP.

The principal business of each of TT Global Equities FIA and TT Global Equities is investing in securities. The principal business of TT Investimentos is serving as the sole investment advisor of each of TT Global Equities FIA and TT Global Equities. Mr. Bahia serves as the principal manager of TT Investimentos.

(d)       None of the Reporting Persons nor any of the persons listed in Schedule A have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       None of the Reporting Persons nor any of the persons listed in Schedule A have, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Voss Value Master Fund, Voss Value-Oriented Special Situations Fund, Voss GP and Voss Capital are organized under the laws of the State of Texas. Mr. Cocke is a citizen of the United States of America.

TT Investimentos is a sociedad limitada organized and duly active under the laws of the Republic of Brazil. TT Global Equities FIA is a fund duly organized and in existence in Brazil. TT Global Equities is fund duly organized and in existence in the Cayman Islands. Mr. Bahia is a citizen of Brazil.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Voss Value Master Fund, Voss Value-Oriented Special Situations Fund and the Voss Managed Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 311,136 Shares beneficially owned by Voss Value Master Fund is approximately $6,919,646, including brokerage commissions. The aggregate purchase price of the 75,762 Shares beneficially owned by Voss Value-Oriented Special Situations Fund is approximately $2,014,751, including brokerage commissions. The aggregate purchase price of the 177,858 Shares held in the Voss Managed Accounts is approximately $4,130,006, including brokerage commissions.

12

CUSIP No. 02875D109

The Shares purchased by each of TT Global Equities FIA and TT Global Equities were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 89,189 Shares beneficially owned by TT Global Equities FIA is approximately $2,372,097, including brokerage commissions. The aggregate purchase price of the 321,618 Shares beneficially owned by TT Global Equities is approximately $8,070,007, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

Certain of the Reporting Persons have engaged, and expect to continue to engage, in discussions with management and the Board of Directors of the Issuer regarding available opportunities to enhance stockholder value and certain corporate governance-related topics, including, among other items, the composition of the Board of Directors.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, cost and capital allocation, ownership structure, board structure (including board composition), calling of special meeting(s), potential business combinations or dispositions involving the Issuer or certain of its businesses or other strategic alternatives, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 14,104,127 Shares outstanding, as of September 2, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 9, 2021.

13

CUSIP No. 02875D109

A.	Voss Value Master Fund
(a)	As of the close of business on November 29, 2021, Voss Value Master Fund beneficially owned 311,136 Shares.

Percentage: Approximately 2.2%

(b)	1. Sole power to vote or direct vote: 311,136
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 311,136
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Voss Value Master Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
B.	Voss Value-Oriented Special Situations Fund
(a)	As of the close of business on November 29, 2021, Voss Value-Oriented Special Situations Fund beneficially owned 75,762 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 75,762
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 75,762
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Voss Value-Oriented Special Situations Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
C.	Voss GP
(a)	Voss GP, as the general partner of each of Voss Value Master Fund and Voss Value-Oriented Special Situations Fund, may be deemed the beneficial owner of the (i) 311,136 Shares owned by Voss Value Master Fund and (ii) 75,762 Shares owned by Voss Value-Oriented Special Situations Fund.

Percentage: Approximately 2.7%

(b)	1. Sole power to vote or direct vote: 386,898
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 386,898
4. Shared power to dispose or direct the disposition: 0

(c)	Voss GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Voss Value Master Fund and Voss Value-Oriented Special Situations Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
14

CUSIP No. 02875D109

D.	Voss Capital
(a)	As of the close of business on November 29, 2021, 177,858 Shares were held in the Voss Managed Accounts. Voss Capital, as the investment manager of each of Voss Value Master Fund and Voss Value-Oriented Special Situations Fund, may be deemed the beneficial owner of the (i) 311,136 Shares owned by Voss Value Master Fund and (ii) 75,762 Shares owned by Voss Value-Oriented Special Situations Fund.

Percentage: Approximately 4.0%

(b)	1. Sole power to vote or direct vote: 564,756
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 564,756
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Voss Capital through the Voss Managed Accounts and on behalf of each of Voss Value Master Fund and Voss Value-Oriented Special Situations Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
E.	Mr. Cocke
(a)	Mr. Cocke, as the managing member of each of Voss Capital and Voss GP, may be deemed the beneficial owner of the (i) 311,136 Shares owned by Voss Value Master Fund, (ii) 75,762 Shares owned by Voss Value-Oriented Special Situations Fund and (iii) 177,858 Shares held in the Voss Managed Accounts.

Percentage: Approximately 4.0%

(b)	1. Sole power to vote or direct vote: 564,756
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 564,756
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Cocke has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Voss Value Master Fund and Voss Value-Oriented Special Situations Fund and through the Voss Managed Accounts during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
F.	TT Global Equities FIA
(a)	As of the close of business on November 29, 2021, TT Global Equities FIA beneficially owned 89,189 Shares

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 89,189
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 89,189
4. Shared power to dispose or direct the disposition: 0

15

CUSIP No. 02875D109

(c)	The transactions in the Shares by TT Global Equities FIA during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
G.	TT Global Equities
(a)	As of the close of business on November 29, 2021, TT Global Equities beneficially owned 321,618 Shares

Percentage: Approximately 2.3%

(b)	1. Sole power to vote or direct vote: 321,618
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 321,618
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by TT Global Equities during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
H.	TT Investimentos
(a)	TT Investimentos, as the sole investment advisor of each of TT Global Equities FIA and TT Global Equities, may be deemed the beneficial owner of the (i) 89,189 Shares owned by TT Global Equities FIA and (ii) 321,618 Shares owned by TT Global Equities.

Percentage: Approximately 2.9%

(b)	1. Sole power to vote or direct vote: 410,807
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 410,807
4. Shared power to dispose or direct the disposition: 0

(c)	TT Investimentos has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of TT Global Equities FIA and TT Global Equities during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
I.	Mr. Bahia
(a)	Mr. Bahia, as the principal manager of TT Investimentos, may be deemed the beneficial owner of the (i) 89,189 Shares owned by TT Global Equities FIA and (ii) 321,618 Shares owned by TT Global Equities.

Percentage: Approximately 2.9%

(b)	1. Sole power to vote or direct vote: 410,807
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 410,807
4. Shared power to dispose or direct the disposition: 0

16

CUSIP No. 02875D109

(c)	Mr. Bahia has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of TT Global Equities FIA and TT Global Equities during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 18, 2021, the Reporting Persons entered into a Group Agreement., pursuant to which, among other things, the parties agreed (a) to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer, (b) to provide written notice of transactions in the Issuer’s securities to Olshan Frome Wolosky LLP and (c) to form a group to undertake a plan of action at the Issuer aimed at enhancing stockholder value, which plan may include, but is not limited to, proposals relating to the Issuer’s operations, cost and capital allocation, strategic alternatives, the calling of special meeting(s), and/or reconstitution of the Issuer’s board of directors. The Group Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Group Agreement, dated November 18, 2021.

17

CUSIP No. 02875D109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2021

VOSS VALUE MASTER FUND, L.P.

By:	Voss Advisors GP, LLC General Partner

By:	/s/ Travis W. Cocke
	Name:	Travis W. Cocke
	Title:	Managing Member

VOSS VALUE-ORIENTED SPECIAL SITUATION FUND, LP

By:	Voss Advisors GP, LP General Partner

By:	/s/ Travis W. Cocke
	Name:	Travis W. Cocke
	Title:	Managing Member

VOSS ADVISORS GP, LLC

By:	Travis W. Cocke
	Name:	Travis W. Cocke
	Title:	Managing Member

VOSS CAPITAL LLC

By:	Travis W. Cocke
	Name:	Travis W. Cocke
	Title:	Managing Member

Travis W. Cocke
Travis W. Cocke

18

CUSIP No. 02875D109

TT GLOBAL EQUITIES FIA IE

By:	/s/ Antonio Fraga Baer Bahia
	Name:	Antonio Fraga Baer Bahia
	Title:	Principal

TT GLOBAL EQUITIES

By:	/s/ Antonio Fraga Baer Bahia
	Name:	Antonio Fraga Baer Bahia
	Title:	Authorized Person

TT INVESTIMENTOS LTDA.

By:	/s/ Antonio Fraga Baer Bahia
	Name:	Antonio Fraga Baer Bahia
	Title:	Principal

/s/ Antonio Fraga Baer Bahia
Antonio Fraga Baer Bahia

19

CUSIP No. 02875D109

SCHEDULE A

Directors and Officers of TT Investimentos Ltda

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Antonio Fraga Baer Bahia	Company Director	Av. General San Martin 1002, Sala 301B Leblon, Rio de Janeiro, RJ, Brazil, 22441-014	Brazil
Arthur Fraga Baer Bahia	Company Director	Av. General San Martin 1002, Sala 301B Leblon, Rio de Janeiro, RJ, Brazil, 22441-014	Brazil
Mikkel Davidsen Davies	Company Director	Av. General San Martin 1002, Sala 301B Leblon, Rio de Janeiro, RJ, Brazil, 22441-014	Brazil
Mauricio Garcia	Company Director	Av. General San Martin 1002, Sala 301B Leblon, Rio de Janeiro, RJ, Brazil, 22441-014	Brazil

CUSIP No. 02875D109

Schedule B

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

VOSS VALUE MASTER FUND, LP

Sale of Common Stock	(5,000)	22.8000	11/01/2021
Sale of Common Stock	(5,200)	22.7287	11/01/2021
Sale of Common Stock	(4,800)	23.0779	11/04/2021
Purchase of Common Stock	10,000	23.4074	11/11/2021
Purchase of Common Stock	7,501	23.9937	11/12/2021
Purchase of Common Stock	8,381	23.8286	11/12/2021
Purchase of Common Stock	4,118	24.3243	11/15/2021
Purchase of Common Stock	556	24.2110	11/15/2021
Purchase of Common Stock	4,245	24.8500	11/16/2021
Purchase of Common Stock	6,335	24.2250	11/22/2021

VOSS VALUE-ORIENTED SPECIAL SITUATIONS FUND, LP

Purchase of Common Stock	5,000	24.2000	10/01/2021
Purchase of Common Stock	5,000	25.0437	10/07/2021
Purchase of Common Stock	25,000	23.4102	11/05/2021
Purchase of Common Stock	762	24.2250	11/22/2021

VOSS CAPITAL, LLC

(Through Separately Managed Accounts)

Purchase of Common Stock	6,900	23.5992	10/01/2021
Sale of Common Stock	(1,900)	22.1174	11/02/2021
Purchase of Common Stock	25,000	23.4351	11/11/2021
Purchase of Common Stock	2,858	24.2250	11/22/2021

CUSIP No. 02875D109

TT GLOBAL EQUITIES FIA IE

Purchase of Common Stock	840	25.0292	09/30/2021
Sale of Common Stock	(25,085)	23.7643	10/01/2021
Sale of Common Stock	(2,150)	24.6636	10/04/2021
Purchase of Common Stock	1,100	24.6480	10/05/2021
Purchase of Common Stock	440	24.4420	10/06/2021
Purchase of Common Stock	880	25.0541	10/07/2021
Purchase of Common Stock	2,610	24.0419	10/11/2021
Purchase of Common Stock	1,728	23.9416	10/13/2021
Purchase of Common Stock	373	24.1984	10/14/2021
Purchase of Common Stock	1,505	23.6247	10/15/2021
Purchase of Common Stock	645	23.6611	10/22/2021
Purchase of Common Stock	645	23.1941	10/26/2021
Purchase of Common Stock	2,165	22.3198	10/27/2021
Purchase of Common Stock	373	21.9948	10/28/2021
Purchase of Common Stock	430	22.5453	10/29/2021
Purchase of Common Stock	39	22.8072	11/01/2021
Sale of Common Stock	(4,010)	22.0442	11/02/2021
Purchase of Common Stock	645	23.4493	11/03/2021
Purchase of Common Stock	262	22.9997	11/04/2021
Purchase of Common Stock	5,260	23.1985	11/05/2021
Purchase of Common Stock	2,526	23.3360	11/08/2021
Purchase of Common Stock	322	23.3272	11/11/2021
Purchase of Common Stock	211	24.2738	11/12/2021
Purchase of Common Stock	210	24.7725	11/17/2021
Purchase of Common Stock	1,055	24.1590	11/18/2021
Purchase of Common Stock	844	24.5342	11/19/2021
Purchase of Common Stock	1,266	24.2739	11/22/2021
Purchase of Common Stock	2,806	23.8384	11/23/2021
Purchase of Common Stock	3,468	24.1623	11/24/2021
Purchase of Common Stock	2,641	23.3215	11/26/2021
Purchase of Common Stock	1,908	23.3014	11/29/2021

CUSIP No. 02875D109

TT GLOBAL EQUITIES

Purchase of Common Stock	3,160	25.1292	09/30/2021
Sale of Common Stock	(94,368)	23.7643	10/01/2021
Purchase of Common Stock	2,000	24.4689	10/04/2021
Sale of Common Stock	(9,850)	24.6636	10/04/2021
Purchase of Common Stock	3,900	24.6480	10/05/2021
Purchase of Common Stock	9,560	24.4420	10/06/2021
Sale of Common Stock	(8,000)	24.5017	10/06/2021
Purchase of Common Stock	3,120	25.0541	10/07/2021
Purchase of Common Stock	9,390	24.0419	10/11/2021
Purchase of Common Stock	6,272	23.9416	10/13/2021
Purchase of Common Stock	1,348	24.1984	10/14/2021
Purchase of Common Stock	5,495	23.6247	10/15/2021
Purchase of Common Stock	2,355	23.6611	10/22/2021
Purchase of Common Stock	2,355	23.1941	10/26/2021
Purchase of Common Stock	7,835	22.3198	10/27/2021
Purchase of Common Stock	1,362	21.9948	10/28/2021
Purchase of Common Stock	1,570	22.5453	10/29/2021
Purchase of Common Stock	4,961	22.8072	11/01/2021
Sale of Common Stock	(4,818)	23.0148	11/01/2021
Sale of Common Stock	(14,637)	22.0442	11/02/2021
Purchase of Common Stock	2,355	23.4493	11/03/2021
Purchase of Common Stock	983	22.9997	11/04/2021
Purchase of Common Stock	19,740	23.1985	11/05/2021
Purchase of Common Stock	9,474	23.3360	11/08/2021
Purchase of Common Stock	1,206	23.3272	11/11/2021
Purchase of Common Stock	789	24.2738	11/12/2021
Purchase of Common Stock	790	24.7725	11/17/2021
Purchase of Common Stock	3,945	24.1590	11/18/2021
Purchase of Common Stock	3,156	24.5342	11/19/2021
Purchase of Common Stock	4,734	24.2739	11/22/2021
Purchase of Common Stock	10,496	23.8384	11/23/2021
Purchase of Common Stock	12,970	24.1623	11/24/2021
Purchase of Common Stock	9,562	23.3215	11/26/2021
Purchase of Common Stock	7,092	23.3014	11/29/2021